Exhibit (a)(2)

Summary Term Sheet

SUMMARY OF TERMS FOR

OFFER TO EXCHANGE

Eligible Warrants	Company’s warrants exercisable for Common Stock issued (i) as of November 4, 2003, with an exercise price of $0.33 per share or (ii) as of January 9, 2004, with an exercise price of $0.36 per share (collectively the “Original Warrants”). See Description of Offer - Section 1 “Number of Warrants; Expiration Date.”

Expiration Date	This Offer will expire on Friday, March 5, 2004.

Terms of Exchanged Warrants	The Exchanged Warrants will have the lower exercise price of $0.15 per share, as compared to the $0.33 per share or $0.36 per share exercise price of the Original Warrants.

Exchanged Warrants must be exercised for the Company’s Common Stock immediately after issuance, as compared to the Original Warrants, which are exercisable for five years from the date of issuance.

All other terms of the Exchanged Warrants will be the same as the terms of the Original Warrants. See Description of Offer - Section 8 “Terms of Exchanged Warrants; Source and Amount of Consideration” and Exhibit (d)(1) - Form of Exchanged Warrant.

Partial Participation Permitted	You may choose to participate in the Program by exchanging all of your Original Warrants or by exchanging any portion of your Original Warrants. See Description of Offer - Section 3 “Procedures for Tendering Warrants.”

How to Tender	If you choose to participate in the Program you must tender (i) your Original Warrants; (ii) a properly completed and duly executed Election to Participate; and (iii) cash in the amount equal to $0.15 times the number of Exchanged Warrants you are requesting. These items must be properly delivered, before the Expiration Date to: WARP Technology Holdings, Inc., 708 3rd Avenue, 6th Floor, New York, N.Y. 10017 Attn: Gus Bottazzi, tel. no. (866) 223-6456. The cash may be tendered in the form of a check or by wire transfer in accordance with the Wire Transfer Instructions included with the Election to Participate.

Your tender of Original Warrants pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the Offer.

See Description of Offer - Section 3 “Procedures for Tendering Warrants” and see Exhibit (a)(4) - Election to Participate.

Withdrawal	If you change your mind and do not want to participate in the Program, you may submit the Notice of Withdrawal to the Company at any time prior to the Expiration Date. If you properly withdraw prior to the Expiration Date, the cash you have tendered and your Original Warrants will be returned to you by the Company as soon as practicable.

Following the Expiration Date you cannot withdraw and you cannot get your tendered cash or your Original Warrants back. See Description of Offer - Section 4 “Withdrawal Rights” and see Exhibit (a)(5) - Notice of Withdrawal.

Exercise	The cash tendered for the Exchanged Warrants will be used to exercise such Exchanged Warrants effective as of Monday, March 8, 2004. The Company will issue the Common Stock to you, effective as of Monday, March 8, 2004. The Company will deliver the Common Stock (and, if applicable, a new Original Warrant) to you as soon as practicable thereafter. See Description of Offer - Section 5 “Acceptance of Warrants for Exchange and Exercise of Exchanged Warrants.”

Conditions	The Offer is subject to a number of other conditions with regard to events that could occur prior to the Expiration Date. In the event that the Company determines, in its sole discretion, that there is a change in the Company’s business condition (financial or other), assets, income, operations, prospects or stock ownership that impairs or may impair the contemplated benefits of the Offer, the Company may, at any time prior to the Expiration Date, cancel the Offer. See Description of Offer - Section 6 “Conditions of the Offer” and Section 14 “Extension of Offer; Termination; Amendment.”

Taxes	If you exchange all or any portion of your Original Warrants for Exchanged Warrants, we believe that you will not be required under current law to recognize income for federal income tax purposes at the time of the exchange. We recommend that you consult with your own tax advisor with regard to the possibility of any federal, state, local or other tax consequences of the Offer and the tendering of Original Warrants pursuant to the Offer. See Description of Offer - Section 13 “Tax Consequences.”

Confidentiality	This Offer, and the terms and conditions contained herein and in the Election to Participate constitute confidential information of WARP, and must at all times be kept confidential by you and cannot be divulged, furnished or made accessible by you to anyone, except to the extent necessary to consult your advisors regarding this Offer.

Miscellaneous	We are not making this Offer to, nor will we accept any tender of warrants from or on behalf of, warrant holders in any jurisdiction in which the Offer or the acceptance of any tender of warrants would not be in compliance with the laws of such jurisdiction. See Description of Offer - Section 17 “Miscellaneous.”

Additional Information	For additional information or assistance, you should contact the Company: Attn: Gus Bottazzi, tel. no. (866) 223-6456.